EXHIBIT 99.1


                                     PREMIER
                                      FOODS


                     FULL YEAR RESULTS TO 31ST DECEMBER 2003
                                   (UNAUDITED)

LONDON, 19TH MARCH:
-------------------


     >>   Profits before interest and tax up 20.3% to(pound)70.6m.

     >>   EBITDA up 8.9% to(pound)112.3m.

     >> Acquisition of the Ambrosia and Brown & Polson ambient desserts businesses ("Ambrosia") from Unilever.

     >> Strong cash generation of (pound)48.6m before acquisition of Ambrosia and exchange losses.

Premier Foods today announces fourth quarter results with net sales of (pound)252.1m and EBITDA of (pound)42.6m. This reflects an increase in net sales of 6.0% and an increase in EBITDA of 11.2% over the comparable period last year. For the full year to 31st December 2003, net sales were (pound)890.0m and EBITDA was (pound)112.3m, an uplift of 0.1% and 8.9%, respectively.

Excluding the contribution from the recent acquisition of Ambrosia, sales in the fourth quarter increased by (pound)8.4m, or 3.5%, to (pound)246.3m, and EBITDA, at (pound)41.3m, was (pound)3.0m, or 7.8%, ahead. For the full year to 31st December 2003, like-for-like EBITDA at (pound)111.0m was (pound)7.9m, or 7.7%, ahead, with net sales down 0.6%, to (pound)884.2m. EBITDA growth in the quarter has principally been generated in the convenience foods, pickles and sauces business unit. The EBITDA margin for the grocery business has increased for the fifth consecutive year and rose from 12.3% in 2002 to 13.7% in 2003.

We generated a net cash inflow of (pound)48.6m for the year, before the acquisition of Ambrosia for a total cost of (pound)110.6m and net exchange losses of (pound)3.8m. As a result, Premier's gross borrowings net of cash at 31st December 2003 of (pound)526.5m were only (pound)65.8m higher than the (pound)460.7m at the prior year-end despite the investment in Ambrosia.

AMBROSIA

We completed the acquisition of the Ambrosia and Brown & Polson ambient desserts businesses from Unilever on 1st December, 2003. Trading for the acquired businesses has been in line with expectations, with net sales of (pound)5.8m and EBITDA of (pound)1.3m for December. The integration of the business is going well and should be completed by the end of the first quarter of 2004, with all elements of the acquired business operating on Premier's systems.

PREMIER FOODS PLC
FULL YEAR RESULTS TO 31ST DECEMBER 2003


TRADING REVIEW

Turnover for the Group at (pound)890.0m for the full year 2003 was 0.1% ahead of last year. Like-for-like full year sales for our grocery products business, i.e. excluding the Ambrosia and potato businesses, were (pound)746.1m, 0.9% ahead of the same period last year. Within this, branded sales increased by 6.3%, offset by a 4.5% decline in private label sales.

The slowdown in the MBM potato business previously reported has continued into the fourth quarter. Although sales value has improved by some 7% over the same period as last year, this improvement has failed to recover increases in the cost price of the potatoes, with resulting pressure on margins.

CONVENIENCE FOODS, PICKLES AND SAUCES: Fourth-quarter trading in our convenience foods, pickles and sauces business recovered strongly from the impact of the hot weather during the summer. Turnover at (pound)114.0m was up (pound)8.9m, or 8.5%. Within this, the sauces business continued to show strong growth with our Loyd Grossman range of cooking sauces performing well with sales of (pound)6.0m in the fourth quarter, an increase of (pound)1.7m, or 40%, over the same period last year. Cumulatively, sales of Loyd Grossman sauces increased by (pound)5.8m, or 43%, to (pound)19.2m.

Sales of pickles in the fourth quarter at (pound)26.3m, were up by (pound)1.8m, or 7%, over the same period last year, chiefly driven by the launch of Branston Sour pickles.

The convenience foods or canning business was the area of our business most badly affected by the hot weather, but has shown a significant recovery, with sales in the fourth quarter increasing by (pound)5.4m, or 7.1%, over the same period last year. Sales growth over last year has come from a broad range of products and has been augmented by new product developments including the successful launches of Loyd Grossman and Waistline soups.

BEVERAGES: Sales in our chocolate beverages business in the fourth quarter were slightly behind the same period of 2002, having recovered strongly from the impact of the hot summer. Our market share has, however, increased year-on-year to now stand at 61% of the standard drinking chocolate market. The recovery in sales generated a contribution for the beverages business in the quarter broadly flat compared to the same period in 2002. Overall, the impact of the hot summer was to reduce beverages sales in 2003 by (pound)6.0m, or 7.8%, when compared to last year.

Sales in our tea business have also declined in the fourth quarter due to the ongoing impact of our exit from certain own-label contracts. Cumulatively, own label tea sales have declined by (pound)17.8m year-on-year, however the contribution hit suffered from the loss of these poorly performing contracts has been marginal. The hot summer weather caused a net decline in branded tea sales for the year of (pound)2.4m, or 3.7%, but the fourth quarter has seen a strong recovery in branded tea sales, particularly Typhoo, with sales up by (pound)1.4m, or 11%, on quarter four of last year.

SPREADS: Sales in the UK for the fourth quarter were broadly flat year-on-year. The benefits of our marketing strategy and our ability to manage the category are leading to market share growth, with our jam, marmalade, honey and jelly brands all increasing their market share year-on-year. The sterling value of sales in France saw growth of (pound)2.0m, or 9%, principally driven by movement on the sterling/euro exchange rate.

PREMIER FOODS PLC
FULL YEAR RESULTS TO 31ST DECEMBER 2003


Selling & Distribution costs have declined by (pound)10.9m to (pound)105.9m, principally as a result of lower account marketing costs. This reduction is due to a combination of the elimination of costs previously incurred on the own label tea contracts from which we exited at the end of 2002, a reduction in account marketing as a consequence of our response to the sales decline in some of our business categories during the hot summer months and through improvements in the efficiency of our marketing spend.

Administration costs have decreased by (pound)4.3m to (pound)36.9m. This is principally due to a reduction in performance related payments to employees for 2003.

Operating profits before exceptional items for the group's operations were level with last year at (pound)29.8m for the fourth quarter and at (pound)79.4m for the twelve months to 31st December 2003 were 2.5% ahead of last year.

The operating exceptional loss of (pound)3.8m in the quarter reflects additional costs incurred on the closure of our Hadfield site, additional expenditure incurred following the closure of the North Walsham site and a provision for costs associated with the termination of a distribution arrangement. The non-operating exceptional loss of (pound)1.2m principally relates to the write-down of surplus assets at the Hadfield site.

Robert Schofield, Premier Foods' Chief Executive, said

"I am pleased to report on another quarter and year of growth for Premier.

We have had a successful fourth quarter, recovering strongly from the impact of the hot summer, and during the year we successfully completed the integration of the Nestle business acquired in 2002. Over the full year, we have increased both our EBITDA and our EBITDA margin and we have also lifted the proportion of our sales derived from branded products from 50% to 53%.

"The acquisition of Ambrosia, the successful launch of the Branston Sour pickle products and further growth of the Loyd Grossman portfolio demonstrates the success of our strategy of building our brands through acquisition, innovation and new product development. This coupled with our strong cash generation continues to provide us with a firm base for future development".

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATMENTS THAT ARE SUBJECT TO KNOWN AND UNKOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE AND CASH GENERATION, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE: OPERATING AND NON-OPERATING EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS; DEPRECIATION; NET INTEREST CHARGES; AND ONY OTHER NON-CASH INCOME AND NON-CASH CHARGES. EBITDA MARGIN IS EBITDA STATED AS A PROPORTION OF NET SALES.

ENQUIRIES:
----------
Paul Thomas
Finance Director
+44-(0)-1727 815850

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT DATA


                                                      THREE MONTHS TO                            TWELVE MONTHS TO
                                            ------------------------------------       ------------------------------------
                                             31ST DECEMBER,      31ST DECEMBER,         31ST DECEMBER,      31ST DECEMBER,
                                                  2003                2002                   2003                2002
                                            ----------------    ----------------       ----------------    ----------------
                                              (UNAUDITED)                                 (UNAUDITED)
                                                (POUND)M            (POUND)M               (POUND)M             (POUND)M
NET SALES
   Continuing operations                              252.1               237.9                  890.0               889.1
   Discontinued operations                              0.0                 0.0                    0.0                 0.2
                                            ----------------    ----------------       ----------------    ----------------
                                                      252.1               237.9 (1)              890.0               889.3
                                            ----------------    ----------------       ----------------    ----------------

Cost of sales
   Continuing operations                              184.9               163.6                  667.8               653.6
   Discontinued operations                              0.0                 0.0                    0.0                 0.2
                                            ----------------    ----------------       ----------------    ----------------
                                                      184.9               163.6                  667.8               653.8
                                            ----------------    ----------------       ----------------    ----------------

GROSS PROFIT
   Continuing operations                               67.2                74.3                  222.2               235.5
   Discontinued operations                              0.0                 0.0                    0.0                 0.0
                                            ----------------    ----------------       ----------------    ----------------
                                                       67.2                74.3                  222.2               235.5
                                            ----------------    ----------------       ----------------    ----------------
Selling & Distribution
   Continuing operations                               25.8                31.1                  105.9               116.8
   Discontinued operations                              0.0                 0.0                    0.0                 0.0
                                            ----------------    ----------------       ----------------    ----------------
                                                       25.8                31.1 (1)              105.9               116.8
                                            ----------------    ----------------       ----------------    ----------------
Administration
   Continuing operations                               11.6                13.4                   36.9                41.1
   Discontinued operations                              0.0                 0.0                    0.0                 0.1
                                            ----------------    ----------------       ----------------    ----------------
                                                       11.6                13.4                   36.9                41.2
                                            ----------------    ----------------       ----------------    ----------------

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
   Continuing operations                               29.8                29.8                   79.4                77.6
   Discontinued operations                              0.0                 0.0                    0.0                (0.1)
                                            ----------------    ----------------       ----------------    ----------------
                                                       29.8                29.8                   79.4                77.5
                                            ----------------    ----------------       ----------------    ----------------

Operating exceptional items                            (3.8)              (11.9)                 (10.8)              (16.8)

Non-operating exceptional items                        (1.2)                0.1                    2.0                (2.0)

                                            ----------------    ----------------       ----------------    ----------------
PROFIT BEFORE INTEREST AND TAXATION                    24.8                18.0                   70.6                58.7

Net interest payable                                  (10.2)              (12.3)                 (41.4)              (43.3)
Revaluation of bond                                     0.0                 4.3                   (5.0)               13.2
Amortisation of debt issue costs                       (1.4)               (1.7)                  (5.7)               (6.3)
                                            ----------------    ----------------       ----------------    ----------------
Total interest payable                                (11.6)               (9.7)                 (52.1)              (36.4)
                                            ----------------    ----------------       ----------------    ----------------

PROFIT BEFORE TAXATION                                 13.2                 8.3                   18.5                22.3

Total taxation (expense) / benefit                     (4.3)                0.8                   (6.3)               (6.0)
                                            ----------------    ----------------       ----------------    ----------------

PROFIT AFTER TAXATION                                   8.9                 9.1                   12.2                16.3
                                            ================    ================       ================    ================

--------------
(1) Net sales has been reclassified to reflect a change in the classification of certain promotional expenditure that would be more appropriately classified as "selling and distribution costs" rather than a reduction in "net sales".

PREMIER FOODS PLC
SALES ANALYSIS


                                                     THREE MONTHS TO                               TWELVE MONTHS TO
                                         ----------------------------------------      -----------------------------------------
                                           31ST DECEMBER,        31ST DECEMBER,          31ST DECEMBER,        31ST DECEMBER,
                                                2003                  2002                    2003                  2002
                                         ------------------    ------------------      ------------------    -------------------
                                            (UNAUDITED)                                   (UNAUDITED)
                                             (POUND)M               (POUND)M               (POUND)M                (POUND)M
ANALYSIS OF NET SALES

  Convenience foods, pickles & sauces                114.0                 105.1                   392.3                  376.1
  Beverages                                           44.7                  49.5                   151.9                  178.1
  Spreads                                             52.4                  50.6                   201.9                  185.0
  Desserts                                             5.8                     -                     5.8                      -
                                         ------------------    ------------------      ------------------    -------------------
Grocery products                                     216.9                 205.2                   751.9                  739.2
  Potatoes                                            35.2                  32.7                   138.1                  149.9
                                         ------------------    ------------------      ------------------    -------------------
Continuing operations                                252.1                 237.9                   890.0                  889.1

Discontinued operations                                  -                     -                       -                    0.2
                                         ------------------    ------------------      ------------------    -------------------

Total                                                252.1                 237.9                   890.0                  889.3
                                         ==================    ==================      ==================    ===================




Following the acquisition of the ambient desserts manufacturing business in the UK and Republic of Ireland of Unilever PLC in December 2003, a "Desserts" business unit has been created to report sales of Ambrosia and Brown & Polson products.

PREMIER FOODS PLC
GROUP STATEMENT OF NET LIABILITIES


                                                            31ST DECEMBER,           31ST DECEMBER,
                                                                 2003                     2002
                                                          ---------------------    --------------------
                                                             (UNAUDITED)
                                                               (POUND)M                  (POUND)M
Fixed assets
      Intangible assets                                                  190.4                   113.9
      Tangible assets                                                    153.1                   135.1
      Investments                                                          0.2                     0.2
                                                          ---------------------    --------------------
                                                                         343.7                   249.2
Current assets
      Stocks                                                             122.3                   111.3
      Debtors
           Within one year                                               118.7                   133.5
           After more than one year                                        6.5                     9.0
      Cash at bank                                                        24.6                    43.5
                                                          ---------------------    --------------------
                                                                         272.1                   297.3
Creditors: amounts falling due within one year
      Bank loan and overdrafts                                            39.8                    24.5
      Trade creditors                                                    147.6                   138.4
      Provision for corporate tax                                         19.0                    12.4
      Other current liabilities                                           31.6                    42.3
                                                          ---------------------    --------------------
                                                                         238.0                   217.6


                                                          ---------------------    --------------------
NET CURRENT ASSETS                                                        34.1                    79.7

                                                          ---------------------    --------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                    377.8                   328.9


Creditors: amounts falling due after more than one year
      Borrowings                                                         497.7                   464.7
      Other creditors                                                      0.2                     0.2
      Provisons for liabilities and charges                               14.3                    13.8
                                                          ---------------------    --------------------
                                                                         512.2                   478.7

                                                          ---------------------    --------------------

NET LIABILITIES                                                         (134.4)                 (149.8)
                                                          =====================    ====================



ANALYSIS OF NET DEBT
      Cash                                                                24.6                    43.5
      Bank loan and overdrafts                                           (10.3)                   (3.2)
                                                          ---------------------    --------------------
Net cash                                                                  14.3                    40.3

      Senior Credit Facility due within one year                         (34.2)                  (27.0)
      Senior Credit Facility due after one year                         (217.9)                 (265.3)
      Acquisition Facility                                               (75.0)                    -
      Senior Notes                                                      (204.2)                 (199.2)
      Other debt due after one year                                       (9.4)                   (9.4)
      Finance leases                                                      (0.1)                   (0.1)
                                                          ---------------------    --------------------
Gross debt                                                              (540.8)                 (501.0)

                                                          ---------------------    --------------------
Gross debt net of cash                                                  (526.5)                 (460.7)
      Capitalised debt issuance costs                                     13.5                    14.9
                                                          ---------------------    --------------------

NET DEBT                                                                (513.0)                 (445.8)
                                                          =====================    ====================


PREMIER FOODS PLC
SUMMARISED GROUP CASH FLOW AND EBITDA RECONCILIATION


                                                                  THREE MONTHS TO                        TWELVE MONTHS TO
                                                         ---------------------------------      ---------------------------------
                                                         31ST DECEMBER,    31ST DECEMBER,       31ST DECEMBER,    31ST DECEMBER,
                                                              2003              2002                 2003              2002
                                                         --------------    ---------------      --------------    ---------------
                                                           (UNAUDITED)                            (UNAUDITED)
                                                            (POUND)M          (POUND)M             (POUND)M           (POUND)M
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                         29.8               29.8                79.4               77.5

Depreciation and amortisation charge                              12.8                8.5                32.9               25.6
                                                         --------------    ---------------      --------------    ---------------

EBITDA                                                            42.6               38.3               112.3              103.1

Exceptional items                                                 (5.6)              (5.2)              (10.9)             (13.2)
                                                         --------------    ---------------      --------------    ---------------

EBITDA AFTER EXCEPTIONAL ITEMS                                    37.0               33.1               101.4               89.9

Working capital                                                   12.2                1.9                11.3                8.9
                                                         --------------    ---------------      --------------    ---------------

NET CASH INFLOW FROM OPERATING ACTIVITIES                         49.2               35.0               112.7               98.8

Return on investments and servicing of finance                    (9.1)              (8.2)              (43.0)             (43.6)

Taxation                                                           0.6                0.3                (0.1)              (1.3)

Capital expenditure and financial investment                     (12.1)              (5.9)              (21.0)             (15.1)

Acquisitions and disposals                                      (106.3)              (0.6)             (106.3)            (132.8)

Debt issuance costs                                               (4.3)               0.0                (4.3)              (8.8)

                                                         --------------    ---------------      --------------    ---------------

(INCREASE) / DECREASE IN GROSS DEBT IN THE PERIOD                (82.0)              20.6               (62.0)            (102.8)

OPENING GROSS DEBT NET OF CASH AT BEGINNING OF PERIOD           (444.9)            (485.6)             (460.7)            (371.1)

Revaluation of $200m Senior Notes                                  0.0                4.3                (5.0)              13.2

Exchange movement on other debt                                    0.4                0.0                 1.2                0.0

                                                         --------------    ---------------      --------------    ---------------

CLOSING GROSS DEBT NET OF CASH AT END OF PERIOD                 (526.5)            (460.7)             (526.5)            (460.7)
                                                         ==============    ===============      ==============    ===============
